

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Mr. David H. Roche
President and CEO
Minn-Dak Farmers Cooperative
7525 Red River Road
Wahpeton, ND 58075

>   **Re:**   **Minn-Dak Farmers Cooperative**
>   **Form 10-K/A for the Fiscal Year Ended**
>   **August 31, 2010**
>   **Filed December 9, 2010**
>   **File No. 033-94644**

Dear Mr. Roche:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended August 31, 2010

General

1. We note you amended your Form 10-K to correct a typographical error in your balance sheet. We also note that your amended Form 10-K solely includes a balance sheet. Please be advised that the complete text of each revised item must be provided in amended Exchange Act reports. As such, it appears that your filing should be revised to provide each of the disclosures required by Item 8 of Form 10-K. Refer to Exchange Act Rule 12b-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant